ZEN Graphene Solutions Ltd. Announces COVID-19 Protocols for

Annual General Meeting of Shareholders

Thunder Bay, ON - September 14, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, would like to notify shareholders that have registered and received confirmations that they are welcome to attend the Company's Annual General Meeting (AGM) of shareholders on September 27, 2021. Due to COVID-19 and its threat to the community, we are required to follow certain procedures at our upcoming AGM that are aligned with the requirements laid out by public health authorities, the venue provider and the company's policy to keep everyone safe.

ZEN's AGM will occur at 4:00 pm EST on Monday, September 27 in Guelph, Ontario at the Delta Hotels Guelph Conference Centre, 50 Stone Road West. Seating will incorporate appropriate social distancing measures.

Physical attendance requests pursuant to the press release dated August 26, 2021, have been accepted on a first-come, first-served basis. Seating confirmation will be sent by the Company on September 24th. It is required that all attendees wear a face covering in all public areas of the venue and practice social distancing, staying at least six feet or two meters from others and it will be mandatory to bring proof of full vaccination for COVID-19 to gain entry. If you do not receive a confirmation email on September 24, we ask that you do not attend the AGM in person.

Management expects the formal corporate requirements of the annual general meeting will be concluded in approximatively 45 minutes. Following the conclusion of the corporate requirements, management will host a presentation to shareholders and others followed by a question-and-answer period. The AGM and the presentation will be available via webinar. Management will conduct the webinar from the AGM venue and shareholders attending are asked to remain in the meeting venue throughout the webinar.

Webinar attendees should register at least 24 hours in advance at ZEN Graphene Solutions Ltd. - 2021 Annual General Meeting on Sep 27, 2021, 4:00 PM EDT at:

https://attendee.gotowebinar.com/register/1995265476902336272

After registering, you will receive a confirmation email containing information about joining the webinar.

Webinar attendees will be able to hear and view management, see the presentations, download relevant material and ask questions. A recording of the webinar will also be posted on the Company's website.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection, and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Brian Bosse, Chief Financial Officer

Tel: +1 (416)844-5712

Email: info@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.